EXHIBIT 99
FOR IMMEDIATE RELEASE

                  S & K FAMOUS BRANDS ANNOUNCES CLARIFICATIONS
                TO ADDRESS QUESTIONS RELATED TO CASH TENDER OFFER

Richmond, VA, April 12, 2002--S & K Famous Brands, Inc. (NASDAQ: SKFB; www.skmenswear.com) today announced clarifications to address questions related to its cash tender offer to purchase up to 1,818,181 shares of its common stock for $11.00 per share. The amendments do not change the financial terms set forth in the Company's offer to purchase dated March 28, 2002 and the related letter of transmittal. The offer will expire at 5:00 p.m. on April 26, 2002 and, if more than 1,818,181 shares are tendered, there will be a pro-ration of tendered shares. All of the terms and conditions in the initial offer to purchase remain in effect, with the following clarifying changes:

o There are a number of conditions to the Company's obligations to purchase shares in the tender offer, the satisfaction of which are to be determined in the Company's sole judgment. The Company will use its reasonable judgment in making such determinations.

o All conditions to the Company's obligations (other than those imposed by law or regulatory conditions) must be satisfied or waived by the time of expiration of the tender offer.

o Language referring to "including any action or omission to act by us" or "including any action or inaction by us" as a circumstance giving rise to a condition to the Company's obligations not being satisfied is deleted.

o Among the conditions to the offer to purchase are actions by governmental agencies or other persons or other changes or events that materially affect the Company's business or that are material to the Company. In this context, a circumstance would be considered material if it had a material adverse effect on the Company or its business or, if, it were positive, completion of the purchase of shares from the Company's stockholders at the price offered in the offer to purchase would, in the Company's reasonable judgment, expose it or its officers or directors to possible legal action by the selling stockholders.

o All shares tendered will be paid for or returned promptly following expiration or termination of the tender offer in accordance with applicable laws and regulations.

Any questions concerning the offer to purchase should be directed to Mellon Investor Services LLC, the information agent, at 1-800-279-1247.

S & K Famous Brands, Inc. is a retailer of value-priced menswear operating 238 stores in 27 states reaching from the East Coast to Texas and from Maine to Florida. S & K offers a complete line of men's apparel generally priced 20-40% below department store and specialty store regular prices. For more information, go to our Web site at http://www.skmenswear.com.